September 5, 2007

Nicole M. Runyan
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Re: Cohen & Steers Global Income Builder, Inc.
        SEC File Numbers: 811-22057; 333-145189
        Filed on August 7, 2007

Dear Ms. Runyan:

        We have reviewed the registration statement on Form N-2 filed on behalf of
Cohen & Steers Global Income Builder, Inc. ("Fund"). The Fund filed the registration
statements to register Auction Market Preferred Shares ("AMPS"). We have the
following comments.

Prospectus

Prospectus Summary

1.   The prospectus for the common shares, which went effective on July 26, 2007,
stated, "The Fund intends to seek to enhance its dividend yield and total return potential
through **leverage of approximately 20% of its managed assets** (including the amount
obtained from leverage) through issuing preferred shares or through borrowings."
(Emphasis added.) The AMPS prospectus, which was filed on August 7, 2007, states,
"The Fund uses financial leverage for investment purposes by issuing preferred shares. It
is currently anticipated that, taking into account the AMPS being offered in this
prospectus, the **amount of leverage will represent approximately 35%** of the Fund's
managed assets (as defined below)." (We note that the leverage and fee tables in the
common share prospectus were based on 20% leverage.) In a letter to the staff, please
confirm whether the Fund's current intention is to leverage up to approximately 35%. If
so, please explain to the staff the circumstances that resulted in the change to the Fund's
previous leverage expectations. In addition, please advise the staff when and whether the
Board approved such a higher level of leverage. We may have additional questions.

Principal Investment Risks

2.   It appears that certain risk factors were inadvertently deleted from the common share prospectus and also inadvertently added from another filing. Please revise the disclosure accordingly.

General

3.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

4.   If you intend to omit certain information from the form of prospectus included with any registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment

5.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

6.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *   *   *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel